Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 1, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 19, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015, Supplement No. 4 dated January 5, 2016 and Supplement No. 5 dated January 20, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the engagement of an independent valuation firm to assist our board of directors in determining an estimated net asset value per share; and

(2)	an update to debt.
PROSPECTUS UPDATES
Engagement of Independent Valuation Firm
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares – Valuation Policy” beginning on page 150 of the prospectus.
We previously disclosed that, as required by recent amendments to rules promulgated by FINRA that will take effect on April 11, 2016, we expect to disclose an estimated per share value of our shares based on a valuation no later than June 11, 2016. On February 1, 2016, pursuant to the prior approval of a valuation committee of our board of directors solely comprised of our independent directors, in accordance with the valuation policies previously adopted by our board of directors, we engaged Cushman & Wakefield of Illinois, Inc., Valuation & Advisory group (Cushman & Wakefield) to assist with determining the estimated per share value. The valuation will be based upon the estimated market value of our assets, less the estimated market value of our liabilities, divided by the total shares of our common stock outstanding, and will be performed in accordance with the valuation guidelines established by the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. We expect our advisor and Cushman & Wakefield to complete the valuation process over the next few months and we currently anticipate that we will announce the estimated per share value of our common stock in early April 2016. The estimated per share value will ultimately be the decision of our board of directors. In connection with the determination of the estimated per share value of our common stock, our board of directors is expected to change the offering price per share of our common stock to equal the estimated per share value, plus applicable commissions and fees, which price may be higher or lower than the current offering price per share of our common stock. We currently expect to announce any such change to the offering price at the time we announce the estimated per share value.
Barclays Loan
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Debt – Barclays Loan” beginning on page 120 of the prospectus along with the section of our prospectus captioned “Risk Factors – General Risks Related to Investments in Real Estate” beginning on page 43 of the prospectus:
On March 11, 2015, we, through a wholly-owned subsidiary, entered into a loan agreement with Barclays Bank PLC (together with its successors and assigns, the Lender) in the principal amount of approximately $71.5 million (the Freeport Loan). The Freeport Loan is collateralized by one multi-tenant commercial property that is 99% leased to Freeport-McMoRan, Inc. (Freeport-McMoRan), which we purchased for a purchase price of $110 million.
As described in the loan agreement, the Freeport Loan provides that in the event Freeport-McMoRan’s credit rating is downgraded below certain thresholds, our cash flow in excess of approved operating expenses, management fees and debt service payments from Freeport-McMoRan’s lease payments will be swept to a cash management account to be held in reserve for approved leasing expenses. On January 27, 2016, Moody’s Investors Services, Inc. downgraded Freeport-McMoRan’s debt below the thresholds provided in the Freeport Loan as a result of weakened market demand and lower prices for copper and oil. We have reached an agreement in principle with the Lender to amend the Freeport Loan to provide that we may post a letter of credit in lieu of a cash sweep, which letter of credit would be held for and applied to any approved leasing expenses.  We currently anticipate that an amendment to the Freeport Loan will be finalized and a letter of credit posted in advance of any cash sweep of a material amount. As of September 30, 2015, Freeport-McMoRan accounted for approximately 14% of our 2015 gross annualized rental revenue.

CCIT2-SUP-6D